UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: January 5, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	IR INTERNATIONAL GK International IR Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THE APPOINTMENT OF NIR DERY AS VP
MARKETING AND GILAD GOLAN AS VP R&D

MIGDAL HAEMEK, Israel – January 5, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek” or the “Company”), today announced the appointment of Nir Dery as the Company's VP marketing and Gilad Golan as the Company's VP Research and Development Division.

Mr. Dery joined Camtek in January 2001 and since then held various positions in the Company, including project manager and marketing manager - PCB division. Prior to joining Camtek, Mr. Dery worked at PCB technologies Ltd. as a department manager. Mr. Dery holds B.Sc. in material engineering and B.A in physics from the Technion, Israel Institute of Technology.

Mr. Golan has been employed by the Company since November 2006 as R&D manager for Micro Electronics Division, and since February 2009 as Camtek's R&D Division Manager. Between 2005 and November 2006, Mr. Golan served as Chief Executive Officer of Ellumina Vision Ltd., a start-up in the semiconductor equipment industry. From 2000 until 2005, Mr. Golan was the General Manager of Accretech Israel, the R&D site of Accretech (TSK) for wafer inspection. Prior to that, Mr. Golan held various managerial positions with Accretech Israel and Opal Technologies, both semiconductor inspection and metrology equipment manufacturers. Mr. Golan holds a B.Sc. and a M.Sc. in electrical engineering from Ben-Gurion University and MEI (Master of Entrepreneurial Innovation) form ISEMI/Swinburne University of Technology.

“The latest developments in Camtek during this year present both development and marketing challenges.  The appointment of Mr. Golan and Mr. Dery are in line with the company's meeting those challenges. We have all the confidence that both Gilad and Nir will make a significant contribution in their new position”. commented Mr. Roy Porat, Camtek’s General Manager.

ABOUT CAMTEK LTD.
Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in three industries; Semiconductors, Printed Circuit Board (PCB) and IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.